May 5, 2026

Paul Bolno
Chief Executive Officer
Wave Life Sciences Ltd.
7 Straits View #12-00
Marina One East Tower
Singapore 018936

       Re: Wave Life Sciences Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2026
           File No. 001-37627
Dear Paul Bolno:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:    Mark M. Bekheit, Esq.